            DESCRIPTION OF AMERITAS VARIABLE LIFE INSURANCE COMPANY'S ISSUANCE, TRANSFER AND REDEMPTION PROCEDURES FOR POLICIES PURSUANT TO RULE
                    6e-3 (T)(b)(12)(ii) UNDER THE INVESTMENT
                               COMPANY ACT OF 1940


Set forth below is the information called for under Rule 6e-3 (T) (b) (12) (ii) under the Investment Company Act of 1940 ("1940 Act"). That rule provides an exemption for separate accounts, their investment advisors, principal underwriters and sponsoring insurance company from Sections 22(d), 22(e), and 27(c)(1) of the 1940 Act, and Rule 22(c)-2 promulgated thereunder, for issuance, transfer and redemption procedures under flexible premium variable life insurance policies in the extent necessary to comply with Rule 6e-3(T), state administrative law or established administrative procedures of the life insurance company. In order to qualify for the exemption, procedures must be reasonable, fair and non-discriminatory and they must be disclosed in the registration statement filed by the separate account.

AVLIC's Separate Account (the "Account") is registered under the 1940 Act. Within the Account are investment Subaccounts, which as of January 1, 1997 are expected to be the Variable Insurance Products Fund ("VIPF") Money Market, Equity-Income, Growth, High Income and Overseas Subaccounts; the Variable Insurance Products Fund II ("VIPF II") Asset Manager, Investment Grade Bond, Asset Manager: Growth, Index 500, and Contrafund Subaccounts; the Alger American Fund ("Alger Funds") Growth, Income and Growth, Small Capitalization, Balanced, MidCap Growth, and Leveraged AllCap Subaccounts; the MFS Variable Insurance Trust ("MFS Funds") Emerging Growth, Utilities, World Governments, Research and Growth With Income Subaccounts; Morgan Stanley Universal Funds, Inc. ("Morgan Stanley") Emerging Markets Equity, Global Equity, International Magnum, Asian Equity, and U.S. Real Estate. Procedures apply equally to each Subaccount and for purposes of this description are defined in terms of the Account, except where a discussion of both the Account and its Subaccounts is necessary. Each Subaccount invests in shares of a corresponding portfolio of VIPF, VIPF II, Alger Funds, MFS Funds, and Morgan Stanley. The investment experience of the Subaccounts of the Account depends on the market performance of the corresponding Fund portfolios. Although flexible premium variable life insurance policies funded through the Account may also provide for fixed benefits supported by AVLIC's general account, except as otherwise explicitly stated herein, this description assumes that net premiums are allocated exclusively to the Account and that all transactions involve only the Subaccounts of the Account.


I.       PROCEDURES RELATING TO ISSUANCE AND PURCHASE OF THE POLICIES
         ------------------------------------------------------------

         Set out below is a summary of the principal policy provisions and administrative procedures which might be deemed to constitute, either directly or indirectly, an "issuance or purchase" transaction. The summary shows that, because of the insurance nature of the policies, the procedures involved necessarily differ in certain significant respects from the purchase procedures for mutual funds and contractual plans.

         The chief differences revolve around the structure of the cost of insurance and the insurance underwriting (evaluation of risk) process. There are also certain policy provisions such as Guaranteed Death
         Benefit, reinstatement and loan repayment which do not result in the issuance of a policy but which require certain payments by the policyowner and may involve a transfer of assets supporting the policy values into the Account.


        A.    Cost of Insurance Rates.  Guaranteed  Death  Benefit  Premium  and
              ------------------------------------------------------------------
              Underwriting Standards
              ----------------------

              Cost of insurance rates and Guaranteed Death Benefit Premiums for AVLIC's policies will not be the same for all policyowners. The chief reason is that the principle of pooling and distribution of mortality risks is based upon the assumption that each policyowner pays a cost of insurance charge commensurate with the Insured's mortality risk which is actuarially determined based upon factors such as age, sex, health, tobacco use, and occupation. In the context of life insurance, a uniform mortality charge (the "cost of insurance charge") for all insureds would discriminate unfairly in favor of those Insureds representing greater mortality risks to the disadvantage of those representing lesser risks. Accordingly, although there will be a uniform "public offering price" for all policyowners, because premiums are flexible and amounts allocated to the Account will be subject to the same deductions, there will be a different "price" for each actuarial category of policyholders because different cost of insurance rates will apply. The "price" will also vary based on net

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              amount at risk. While not all Insureds will be subject to the same cost of insurance rate, there will be a single cost of insurance rate for all persons of the same age, sex, risk, size of policy and tobacco use class and whose policies have been in effect for the same length of time.

              The Guaranteed Death Benefit premium as described below reflects the different cost of insurance rates for males, females, by tobacco users and non-tobacco users and varies by age.

              Current cost of insurance rates will be determined by AVLIC based upon expectations as to future mortality experience. The cost of insurance rates are guaranteed to not exceed rates based upon the Commissioner's 1980 Standard Ordinary Smoker and Nonsmoker, Male and Female Mortality Tables. A table showing the maximum cost of insurance rates reflecting the actuarial risk class of the Insured will be part of the policy. The current cost of insurance charge will be included in the annual report.

              AVLIC will require  1/12 of the annual  Guaranteed  Death  Benefit premium times the number of months between the policy date (receipt of application with money), and the issue date plus one to be received into AVLIC's Home Office in good Federal Funds to put the policy in force. This annual Guaranteed Death Benefit Premium will vary by sex and tobacco use and reflects the initial specified amount for the policy and any riders. For policies issued on a Unisex basis, the costs of insurance rates are based upon a 80% male/20% female assumption. Guaranteed cost of insurance rates are based upon the 1980 CSO-B Unisex Table. The annual Guaranteed Death Benefit premiums for the policy was calculated to never exceed the SEC guideline premium defined using 5% interest, the standard guaranteed cost of insurance rates, the percent of premium loads for that issue age, the per policy administrative charges, the asset based administrative expenses, an annual mode, and the level death benefit option with any applicable tax corridor death benefits. Charges that vary by policy size, non-annual modes or non-standard risk classes are not reflected in the minimum first year premium tables. Since these premiums were determined assuming an annual mode and standard underwriting class, they may not be sufficient to cover the premium expenses, administration charges, and cost of insurance charges if the mode is other than annual or if the Insured is not in a standard underwriting class. The payment of such initial premium will not guarantee that the policy remains in force.

              Policyowners, with the help of the registered representative, may determine a planned periodic premium payment schedule that provides for a level premium payable at a fixed interval. This payment schedule may include the premiums required for the
              Guaranteed Death Benefit. Factors considered in setting the planned periodic payment schedule and selecting the death benefit option include, but are not limited to, the Insured's age and risk classification; the policyowner's economic circumstances including future obligations, retirement and tax sheltering needs; the policyowner's judgment regarding market needs; the death benefit needs of the beneficiary; and the desire to qualify for the Guaranteed Death Benefit Provision. Payment of premiums in accordance with this schedule is not, however, mandatory and failure to do so will not of itself cause the policy to lapse. Instead, policyowners may make premium payments in any amount at any frequency, subject only to the initial premium requirements described above and any minimum acceptable premium amount and maximum premium limitations, including those set forth in the Internal Revenue Code. If at any time a premium is paid which would result in total premiums exceeding the current IRS maximum premium limitation, AVLIC will accept only that portion of the premium which will make total premiums equal such maximum. Any portion of the premium in excess of such maximum will be returned to the policyowner and no further premiums will be accepted until allowed by the then current maximum premium limitations set forth in the Internal Revenue Code.

              The policy will remain in force so long as the surrender value is sufficient to pay the monthly deductions imposed in connection with the policy or so long as the net funding meets cumulative monthly prorata Guaranteed Death Benefit premiums paid on the policy during the Guaranteed Death Benefit Period (between 3 and 25 years). Thus, without exercising the guaranteed death benefit option, a premium, if any, that must be paid to keep the policy in force depends upon the net accumulation value of the policy which in turn depends on such factors as the investment experience of the Account and the cost of insurance charge reflecting the cost of insurance rate and the net amount at risk.

              The policies will be offered and sold pursuant to AVLIC's established underwriting standards and in accordance with state insurance laws. State insurance laws prohibit unfair discrimination among Insureds but


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              recognize  that premiums and cost of insurance  rates may be based upon factors such as age, sex, tobacco use, health and occupation.

        B.    Application and Initial Premium Processing
              ------------------------------------------

              Upon receipt of a completed application form from a prospective policyowner, AVLIC will follow certain insurance underwriting (i.e., evaluation of risk) procedures designed to determine whether the proposed Insured is insurable. In some cases, the process may involve such verification procedures as medical examinations and may require that further information be provided by the proposed Insured before a determination can be made. A policy cannot be issued, i.e., physically issued through AVLIC's computerized issue system, until this underwriting procedure has been completed.

              The date on which the insurance coverage applied for on the proposed Insured begins is called the policy date. Interim insurance may be provided under the terms of the conditional
              receipt,   described  later  in  this  section.  The  policy  date
              represents the first day of the policy year and therefore determines the policy anniversary and monthly activity processing date. Suicide and contestable periods are measured from the policy date.

              The issue date is the date that all financial and contractual arrangements have been completed and processed for the policy. When all required premiums and application amendments have been received by AVLIC in its Home Office, the issue date will be the date the policy is mailed to the policyholder or sent to the agent for delivery to the policyholder. This will normally also be the policy date. When application amendments or additional premiums need to be obtained upon delivery of the policy, the issue date will be when the policy receipt, the application amendments and/or funds are received in AVLIC's Home Office and the application amendment reviewed. The issue date marks the date on which benefits begin to vary in accordance with the investment performance of the Subaccounts. It is shown on the confirmation notice. Any premiums submitted with the application will be held in AVLIC's general account prior to the issue date. Amounts held in the general account are credited with interest at a rate determined by AVLIC for the period from the date funds are received by AVLIC (except in the case of insufficient funds) until the issue date, but in no event will interest be credited prior to the policy date. On the issue date, AVLIC will allocate the initial net premiums to the Money Market subaccount. After a 13-day period the monies will be reallocated to the designated Subaccounts.

              If interim conditional receipt insurance on the proposed Insured is desired pending the issue of the policy, AVLIC will require a payment at the time of application equal to the greater of $15.00 or one modal premium for the amount of life insurance applied for. Such interim insurance is conditional with time and amount limitations. These conditions are shown in the Conditional Receipt section of the application as follows:

              1. This interim  insurance  will be effective  upon the death of a proposed Insured before the policy delivery when ALL of these conditions are met:

                 a. The greater of $15.00  or  one  modal premium for the amount and plan of life insurance applied for is paid; and

                 b. All medical examinations,  tests, and  related data required by AVLIC's rules are completed for each proposed Insured within 60 days of the date of Part I of the Application; and

                 c. Each  proposed  Insured  qualifies  as  an  acceptable  risk according to AVLIC's rules for this plan on the Effective Date, as defined below. This means the plan, amount, or risk classification do not have to be changed; and

                 d. Each  proposed  Insured  is  in good health on the Effective
                    Date, as defined below.

              2. The insurance for each proposed Insured which will be effective before policy delivery is limited to the smaller of:

                 a. The combined amount in force and applied for with  AVLIC and its affiliated companies; or


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                 b. $100,000; or

                 c. $25,000  if the proposed Insured is under age 10 or over age
                    60 at his or her nearest birthday.

                 ((a), (b) and (c) above include life insurance and accidental death benefits.)

              3. If one or more  conditions  in Paragraph  No. 1 on any proposed
                 Insured are not completely met, then AVLIC is liable only to return any premium paid for coverage on that proposed Insured. Any insurance in effect because of the Conditional Receipt will end at the earliest of:

                 a. The  date   the  policy   applied  for  is  mailed  to   the
                    policyowner; or

                 b. At the end of 60 days from the date of that Receipt.

              4. "Effective Date" means the latest of these dates;

                 a. The date of the Application in Part 1; or

                 b. The  date  all  medical  data  or  tests required by AVLIC's rules, if any, are completed; or

                 c. The policy date asked for in the Application, or

                 d. The  date  on which the proposed Insured is at least 15 days of age.

              The minimum initial specified amount at issue is $100,000 for proposed Insureds qualifying for the preferred class and $50,000 for others, under AVLIC's current rules. AVLIC reserves the right to revise its rules from time to time to specify a different minimum initial specified amount for subsequently issued policies.


        C.    Premium Processing
              ------------------

              The net premiums are credited to the policy Account as of the valuation date next following the day that the premium payments accompanied by proper notice are received by AVLIC with the possible exception of the first net premium which is credited on the issue date as described in the preceding section. The valuation date is as of the close of trading of the New York Stock Exchange on each day on which the Exchange is open for trading. The net premium currently equals the premium paid less 3.5% for taxes with a maximum deduction of 7.5%. "Proper" notice, for purposes of this paragraph, means that the policy number and the manner in which the payment is to be allocated (premium payment vs. loan repayment) must be indicated.

              The minimum Guaranteed Death Benefit premium will be from a per $1,000 table varying by sex, issue age and tobacco use multiplied by the specified amount at issue. These premiums were calculated to never exceed the SEC defined guideline premium.

              The prospective owner at the time the application is taken will indicate the percentage allocation of the net premiums to the Subaccounts of the Account or to the Fixed Account. All net premiums will be allocated in accordance with the policyowner's proper written instructions. AVLIC will permit the policyowner to change the allocation of later net premiums without charge. "Proper", for purposes of this paragraph, means that the notice/instructions must include the policy number(s) to which the instructions apply. Any such change will apply to future net premiums received after AVLIC receives the change. If the request for change in allocation is made incorrectly, net premiums will be allocated in accordance with the most recent instructions on AVLIC's records until an allocation or correction is received from the policyowner.

              Allocations will be automatically allocated to the Money Market Subaccount unless the policyowner specifies in the application that allocations are to be made to other Subaccounts.

              Any unscheduled premiums received will be allocated in accordance with the policyowner's prior instructions for net premiums. The policyowner at the time that an unscheduled premium is paid may specify the

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              percentages  of the  unscheduled  premium  payment to be allocated
              among  the   Subaccounts  or  the  Fixed   Account.   Any  special
              instructions for allocating unscheduled net premiums will be followed with no charge.

              The minimum percentage of each net premium (scheduled or unscheduled) that may be allocated to any Subaccount of the Account or the Fixed Account is 1%. All percentages must be expressed in whole numbers and must total 100%.

        D.    Reinstatement
              -------------

              During the Insured's life, the policy can be considered for reinstatement if it terminated because a grace period ended without sufficient payment being paid. Any reinstatement must be done within three years from the end of the grace period. (This period will be longer if required by state law.) The policy cannot be reinstated if it has been surrendered for its surrender value, nor can it be reinstated after the maturity date. A written application for reinstatement must be made to AVLIC. Reinstatement will be effected based upon the insured's underwriting classifications at the time of reinstatement.

              Reinstatement is subject to the following:

              a. Evidence  of  insurability of the Insured satisfactory to AVLIC
                 (including evidence of insurability of any person covered by a rider to reinstate the rider);

              b. Any  policy  debt  will  be  reinstated  with  interest due and accrued;

              c. The policy cannot be reinstated if it has been surrendered  for its full surrender value;

              d. The minimum premium required is the greater of:

                 (1) the amount necessary to raise the net surrender value as of the date of reinstatement to equal to or greater than zero; or

                 (2) the amount necessary to pay percent of premium charges on any premium paid and monthly policy deductions for the next three policy months.

              The effective date of the reinstatement will be the first monthly activity date on or next following the date the application for reinstatement is approved and the required payment received.

              AVLIC will treat the amount paid upon reinstatement as a premium. It will deduct the appropriate percent of premium charge. The accumulation value of the reinstated policy will immediately upon reinstatement, be equal to this net premium payment plus the net cash surrender value on the date of lapse, less the amounts stated above plus that part of the deferred sales charge and deferred administrative charge (i.e. surrender charge) which would be charged if the policy were surrendered immediately after reinstatement. This last addition to the accumulation value is designed to avoid duplicate surrender charges. If any policy debt was reinstated, that debt will be held in AVLIC's general account. Accumulation value calculations will then proceed as described in the policy.

        E.    Repayment of Loan
              ------------------

              A loan made under the policy may be repaid at any time with an amount equal to the original loan plus loan interest. AVLIC charges interest to policyholders at regular and reduced rates. After the tenth policy anniversary, the policyholder can borrow each year a limited amount of the accumulation value of the policy at a reduced interest rate. Interest on this limited amount will accrue on a daily basis at a rate of up to 4% per year (reduced loan rate). The amount available each year at the reduced rate is 10% of the net cash surrender value as of the most recent policy anniversary plus any previous loans at a reduced loan rate and their accrued interest charges. Regular loans will accrue interest on a daily basis at a rate of up to 6% per year. If unpaid when due, interest will be added to the amount of the loan and bear interest at the same rate.


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              When a policy loan is made or when loan  interest is not paid when due, an amount of accumulation value sufficient to secure the policy debt is transferred out of the Account or Fixed Account into AVLIC's general account. The amount of the accumulation value attributable to outstanding policy debt will be credited with interest at an annual rate of 3.5%. AVLIC will retain the difference between that rate and the loan interest rate, if any, to cover loan investment expenses, income taxes, if any, and processing costs.

              When a loan repayment is made, the accumulation value in the general account related to that payment will be transferred to the Subaccounts or the Fixed Account in the same proportion that net premiums are being allocated unless otherwise instructed. The 3.5% annual interest credited on outstanding policy debt will also be annually allocated to the Subaccounts or the Fixed Account in the same proportion that net premiums are being allocated.

        F.    Correction of Misstatement of Age and Sex
              -----------------------------------------

              If AVLIC discovers that the age or sex of the Insured or of any person insured by rider has been misstated, it will adjust the death benefits and accumulation values under the policy.

              The death benefit will be adjusted in proportion to the correct and incorrect cost of insurance rates in the month of death.



II.     TRANSFER AMONG SUBACCOUNTS
        --------------------------

        The Account currently has 26 Subaccounts, each of which is invested in shares of a corresponding portfolio of the Variable Insurance Products Fund, Variable Insurance Products Fund II, the Alger American Fund, MFS Variable Insurance Trust, and Morgan Stanley Universal Funds, Inc. which are registered under the 1940 Act as open-end diversified management investment companies. All 26 are available to the policyowner of the policy. The policyowner may transfer accumulation value amounts from one Subaccount to another, AVLIC will make no charge for the first fifteen transfers each policy year. Each transfer after the first fifteen in a policy year will be subject to a transfer charge of $10.00. AVLIC will effectuate transfers and determine all values in connection with transfers on the later of the date designated in the request or on the valuation date next following receipt of the written request at AVLIC's Home Office. All transfers included in the request are treated as one transfer transaction. Transfer may also be made from the Subaccounts to the Fixed Account. Up to the greater of: (i) 25% of the amount deposited in the Fixed Account plus interest thereon; or (ii) the largest amount transferred in the previous 13 months; or (iii) $1000 may be transferred out of the Fixed Account during the 30-day period following the yearly anniversary of the policy.

        Each transfer must be for a minimum of $250 or the balance in the Subaccount or Fixed Account, if less. The minimum amount which can remain in a Subaccount or Fixed Account as a result of a transfer is $100. Any amount below this minimum must be included in the amount transferred.

        Transfers resulting from policy loans and the exercise of exchange privileges will not be subject to a transfer charge. In addition, such transfers will not be counted for purposes of the limitation of free transfers.

        The request for amounts to be transferred may be in terms of dollars such as a request to transfer $5,000 from one Subaccount to another or to the Fixed Account, or may be in terms of a percentage reallocation among Subaccounts or the Fixed Account. In the later case, the percentages must be in whole numbers and meet the requirements for net premium allocations.

        AVLIC may offer systematic programs, subject to administrative guidelines established by AVLIC from time to time. Transfers of Accumulation Value made pursuant to these programs will be counted in determining whether the transfer fee applies. All other normal transfer restrictions also apply. The systematic programs available are: portfolio rebalancing; dollar cost averaging; and earnings sweep. The policyowner can request participation in available programs when purchasing the policy or at a later date. Policyowners can change the allocation percentage or discontinue any program by sending written notice or calling the Home Office. AVLIC reserves the right to modify, suspend or terminate such programs at any time.

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
III.    "REDEMPTION PROCEDURES": SURRENDER AND RELATED TRANSACTIONS
        -----------------------------------------------------------

        Set out below is a summary of the principal policy provisions and administrative procedures which might be deemed to constitute, either directly or indirectly, a "redemption" transaction. The summary shows that, because of the insurance nature of the policies, the procedures involved necessarily differ in certain significant respects from the redemption procedures for mutual funds and contractual plans.

        A.    Full Surrender and Partial Withdrawals
              --------------------------------------

              At any time before the earlier of the death of the Insured or the maturity date, the policyowner, with the consent of any assignee, may totally surrender the policy or partially withdraw part of the values by sending a written request to AVLIC. To totally surrender the policy under current procedures, the policy itself must also be returned to AVLIC.

              The amount payable upon full surrender of the policy is the accumulation value on the valuation date next following the date AVLIC receives written request less any surrender charge, less any outstanding policy debt, and any monthly deductions that are due and unpaid.

              This amount is the net cash surrender value. Surrenders will generally be paid by mailing a check to the policyowner within 7 days of receipt of the written request and the policy.

              In lieu of payment of the net cash surrender value in a lump sum upon total surrender of a policy, an election may be made to apply all or a portion of the proceeds under one of the fixed benefit payment options described in the policy. The fixed benefit payment options are subject to the restrictions and limitations set forth in the policy, and will be paid by AVLIC or one of its affiliates.

              A partial withdrawal of accumulation values may be made for an amount of at least $500 subject to the following rules:

              1. The total net cash  surrender  value in all  Subaccounts or the
                 Fixed Account after partial withdrawal must be the greater of $1,000 or an amount sufficient to maintain the policy in force for the remainder of the policy year.

              2. Only one partial withdrawal per policy year can be made.

              A partial withdrawal charge guaranteed to be no more than the lesser of $50 or 2% of the amount withdrawn will be deducted from the amount of each partial withdrawal. The current partial withdrawal charge is the lesser of $25 or 2% of the amount withdrawn.

              The amount of the partial withdrawal, including the charge, will be deducted from the policy's net cash surrender value on the date that the request is received. The owner may designate how to allocate the partial withdrawal among the Subaccounts or Fixed Account provided that the minimum amount remaining in a Subaccount as a result of such allocation is $100. If no allocation designation is received, the partial withdrawal will be allocated in the same proportion that the accumulation value in each bears to the total accumulation value in all of the Subaccounts and the Fixed Account on the date AVLIC receives the request in its Home Office.

              Partial withdrawals affect policy values. The accumulation value will be reduced by the amount of the partial withdrawal. If Death Benefit Option A is in effect on the date of the partial withdrawal, the specified amount may also be reduced by the amount of the partial withdrawal. These reductions reduce the death benefits. If the request for a partial withdrawal would cause the specified amount to be reduced below AVLIC's minimum specified amount, the request for the partial withdrawal will not be implemented and the owner so notified in writing. AVLIC's minimums for the specified amount after decreases are currently $100,000 for Insureds in a preferred class and $50,000 for the first 3 policy years and $35,000 after the first 3 policy years for other Insureds. These minimums may be revised from time to time by AVLIC.

              NOTE:  Payment may be  postponed  whenever:  1) the New York Stock
              Exchange is closed other than customary weekend and holiday closings, or trading on the New York Stock Exchange is restricted as determined by the Commission; 2) the Commission by order permits postponement for the protection of policyowners; 3) an emergency exists, as determined by the Commission, as a result of which disposal of securities is not reasonably practicable or it is not reasonably practicable to determine the value of the Account's net assets; or 4) surrenders or partial withdrawals from the Fixed Account may be deferred for up to six months from the date of written request. Payments under the policy of any amount paid by check may be postponed until such time as the check has cleared the owner's bank.

        B.    Death Benefit Proceeds Claims and Maturity Benefit
              --------------------------------------------------

              As long as the policy remains in force, AVLIC will generally pay death benefit proceeds to the named beneficiary in accordance with the designated death benefit option within 7 days after receipt of due proof of the death of the Insured. (Payment may be postponed under certain circumstances as described in the preceding section.)

              The death benefit proceeds will equal:

              1. The death benefit; plus

              2. Any additional death benefit proceeds provided by riders; minus

              3. Any outstanding policy debt; minus

              4. Any  monthly  deduction that may apply to that period including the deduction for the month of death.

              A claim during the suicide or contestable period may be limited as provided in the policy.

              The death benefit will vary by the Death Benefit Option A or B in effect at the time of death. It will never be less than the current specified amount of the policy, unless the Extended Maturity Option is in effect, in which case the death benefit will be the Accumulation Value.

              Option A: Basic Coverage

              The death benefit will be the greater of:

              1. The current specified amount; or

              2. A percentage of the  accumulation  value,  where the applicable percentage is determined from the then effective tax corridor table as shown in the policy.

              Option B: Basic Coverage Plus Cash Value

              The death benefit will be the greater of:

              1. The current specified amount plus the accumulation value on the date of death; or

              2. A percentage of the  accumulation  value,  where the applicable percentage is determined from the then effective tax corridor table as shown in the policy.

              The accumulation value used for determining the amount of death benefit will be as of the valuation date when the Insured died.

              AVLIC's requirements for satisfactory proof of death include:

              1. A certified copy of the death certificate;

              2. A Claimant Statement;

              3. The policy; and

              4. Any  other  information  which  AVLIC may reasonably require to establish the validity of the contract.

              In lieu of payment of the death benefit proceeds in a lump sum, the beneficiary may elect to apply all or any part of the proceeds under one of the fixed benefit payment options described in the policy. The fixed benefit payment options are subject to the restrictions and limitations set forth in the policy. These options will be paid by AVLIC or one of its affiliates.

              The amount of the benefit payable at maturity is the accumulation value less any outstanding debt of the Policy on the maturity date. This benefit will only be paid if the Insured is living on the Policy maturity date. The Policy will mature on the Policy anniversary nearest the Insured's 100th birthday, unless the Extended Maturity Option is in effect.

        C.    Policy Loans
              ------------

              After the first policy anniversary, the owner may obtain a policy loan from AVLIC. The policy is the only security required. The maximum loan amount generally is current Net Cash Surrender Value less 12 times the most recent Monthly Deduction. The available loan amount at any time is the maximum loan amount less any outstanding policy debt.

              AVLIC charges interest to policyholders at regular and reduced rates. After the tenth policy anniversary, the policyholder can borrow each year a limited amount of the accumulation value of the policy at a reduced interest rate. Interest payments are due on each anniversary date. If interest is not paid when due, it will be added to the policy debt and bear interest at the same rate as the loan. Regular loans may accrue interest on a daily basis at a rate of up to 6% per year. The amount available each year at the reduced rate is 10% of the net cash surrender value as of the most recent policy anniversary increased by the amount of any previous loans at the reduced loan rate plus accrued interest charges on the reduced loan amount. Interest on the reduced loan amount will accrue on a daily basis at a rate of up to 4% per year.

              When a policy loan is made, or when interest is not paid when due, an amount of accumulation value sufficient to secure the policy debt is transferred out of the Account or the Fixed Account and into AVLIC's general account. The owner may specify how to allocate that accumulation value amount to the Subaccounts or the Fixed Account provided that the minimum amount remaining in a Subaccount or Fixed Account as a result of the allocation is $100. If no allocation is made, the accumulation value will be allocated among the Subaccounts or the Fixed Account in the same proportion that the policy's accumulation value in each Subaccount or the Fixed Account bears to the total accumulation value in all Subaccounts or the Fixed Account on the date of loan.

              The loan will generally be paid 7 days after receipt of a written request; payment may be postponed under the circumstances described earlier under III Paragraph A "Full Surrenders and Partial Withdrawals".

              Accumulation value in the general account will be credited 3.5% interest annually. The interest earned will be allocated annually to the Subaccounts or the Fixed Account in the same manner as net premiums.

              If the policy debt exceeds the accumulation value, less any surrender charges and less any accrued expenses, the owner must pay the excess. AVLIC will send notice of the amount due. If this amount is not paid within 61 days after the notice is sent, the policy will terminate without value. AVLIC will send the notice to the owner and to any assignee of record at the Home Office.

              Any loan transaction may permanently affect the values of this policy.

        D.    Policy Lapsation
              ----------------

              Lapse will occur when policy debt exceeds the accumulation value, less any surrender charges and less any accrued expenses or the surrender value is insufficient to cover the monthly deduction and a grace period expires without a sufficient payment.

              If the policy debt exceeds the accumulation value less any surrender charges and less any accrued expenses, the owner must pay an amount equal to all excess indebtedness within 61 days after AVLIC mails notice in order to avoid lapse.

              If the net cash surrender value on a monthly activity date is not sufficient to cover the monthly deduction, and the Guaranteed Death Benefit provision is not in effect, a grace period of 61 days will be allowed for the payment of a premium sufficient to cover the monthly deductions. The grace period will begin on the day AVLIC mails notices of the necessary premium to the owner and any assignee of record in its Home Office.

              If a sufficient payment is made during a grace period, it will be treated as a premium payment and the net premium so paid will be allocated among the Subaccounts and the Fixed Account in accordance with the policyowner's current instructions and any monthly deductions due will be charged. If a sufficient payment is not made during a grace period, the policy will lapse.

              If the insured dies after notice of payment due, but before the expiration of a grace period, the due and unpaid payment including any due and unpaid monthly deductions will be deducted from the death benefit proceeds.

              Reinstatement may be permitted under the conditions described earlier after policy lapse.